================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 1-12579



                                OGE ENERGY CORP.
             EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)



                                OGE ENERGY CORP.
                                321 North Harvey
                                  P.O. Box 321
                       Oklahoma City, Oklahoma 73101-0321

   (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)


================================================================================

                                   SIGNATURES


     The undersigned consist of the members of the Committee having the responsibility for the administration of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 29th day of June 1999.





                          OGE ENERGY CORP.
                          EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN





                          By        /s/ Irma B. Elliott
                            --------------------------------
                                        Irma B. Elliott
                                        Chairperson






                          By        /s/ Donald R. Rowlett
                            --------------------------------
                                        Donald R. Rowlett
                                        Member






                          By        /s/ Dale P. Hennessy
                            --------------------------------
                                        Dale P. Hennessy
                                        Member

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the OGE Energy Corp.
Financial Programs Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Financial Programs Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1, Oklahoma Gas and Electric Company Employees' Stock Ownership Plan was merged into OGE Energy Corp. Retirement Savings Plan. The surviving plan is named OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 1998, the schedule of reportable transactions for the year ended December 31, 1998, and the schedule of loans in default as of December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




                                             /s/ Arthur Andersen LLP


Oklahoma City, Oklahoma,
     May 28, 1999




     OGE ENERGY CORP. EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
     -----------------------------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------



                                                       1998            1997
                                                  -------------    -------------

Investments, at market value:

  Common stock:
    OGE Energy Corp.                             $ 166,995,026    $ 130,651,227

  Mutual Funds:
    Fidelity U.S. Government                               ---        1,404,837

    Fidelity Asset Manager                          11,401,764       10,627,807

    Fidelity Asset Manager: Growth                  23,581,807       21,407,624

    Fidelity Asset Manager: Income                   3,136,659        3,144,890

    Fidelity Managed Income Portfolio               18,651,096       19,493,122

    Fidelity Contrafund                             17,583,373       13,766,082

    Fidelity Growth and Income Portfolio            18,857,882       12,423,274

    Fidelity Blue Chip Growth                       18,401,268       12,998,517

    PIMCO Total Return Administrative                  614,083          208,666

    PBHG Growth                                      1,002,711          641,884

    Templeton Foreign I                                594,658          426,563

    Invesco Total Return                               475,328          284,996

  Participant loans                                 10,076,506        9,797,722
                                                 --------------   --------------
      Total investments                            291,372,161      237,277,211

Dividends and interest receivable                    1,900,410        1,592,773
                                                 --------------   --------------
      Net assets available for benefits          $ 293,272,571    $ 238,869,984
                                                 ==============   ==============

   The accompanying notes are an integral part of these financial statements.


                                               OGE ENERGY CORP. EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN   Page 1 of 2
                                               -----------------------------------------------------------------------
                                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      ---------------------------------------------------------
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                ------------------------------------
                                            OGE                        Fidelity       Fidelity       Fidelity
                                        Energy Corp.     Fidelity       Asset          Asset          Managed
                                           Common         Asset        Manager:       Manager:        Income        Fidelity
                                         Stock Fund      Manager        Growth         Income        Portfolio     Contrafund
                                       -------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at beginning of year                $133,648,837   $ 10,627,807   $ 21,407,624   $  3,144,890   $ 19,493,122   $ 13,766,082
                                       -------------  -------------  -------------  -------------  -------------  -------------
Investment income:
  Dividends                               6,832,309      2,057,326      3,232,545        267,592      1,111,868      1,293,612
  Interest on loans                         448,933         45,743        132,455          8,344         53,153         78,743
Unrealized appreciation (depreciation)
   in market value of investments:
  Common stocks                           8,652,892            ---            ---            ---            ---            ---
  Mutual funds                                  ---       (516,902)       107,491         21,959            ---      2,258,086
Contributions:
  Participants                            2,504,425        690,344      1,451,352        132,398        698,874      1,182,525
  Company                                 3,946,450            ---            ---            ---            ---            ---
  Other                                       5,001            ---            ---            ---            ---            ---
  Rollovers                                 131,295          3,898          3,029            868        240,002          6,059
Transfers from Oklahoma Gas and
   Electric Company Employees' Stock
   Ownership Plan                        14,064,059            ---            ---            ---            ---            ---
Realized gain (loss) on sale or
   distribution of investments               30,936        102,426        378,347         18,468            ---        628,398
                                       -------------  -------------  -------------  -------------  -------------  -------------
     Total additions                     36,616,300      2,382,835      5,305,219        449,629      2,103,897      5,447,423
                                       -------------  -------------  -------------  -------------  -------------  -------------
Administrative expenses                     (18,701)        (7,875)       (11,083)        (2,536)       (14,315)        (1,335)
Distributions to participants            (5,300,458)      (383,200)      (494,239)       (91,185)    (1,586,724)      (410,268)
                                       -------------  -------------  -------------  -------------  -------------  -------------
     Total reductions                    (5,319,159)      (391,075)      (505,322)       (93,721)    (1,601,039)      (411,603)
                                       -------------  -------------  -------------  -------------  -------------  -------------
     Net additions (reductions)          31,297,141      1,991,760      4,799,897        355,908        502,858      5,035,820
                                       -------------  -------------  -------------  -------------  -------------  -------------
Transfer between funds, net               3,949,458     (1,217,803)    (2,625,714)      (364,139)    (1,344,884)    (1,218,529)
                                       -------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at end of year                      $168,895,436   $ 11,401,764   $ 23,581,807   $  3,136,659   $ 18,651,096   $ 17,583,373
                                       =============  =============  =============  =============  =============  =============
                                         Fidelity
                                          Growth        Fidelity
                                        And Income      Blue Chip
                                         Portfolio       Growth
                                       -------------  -------------
Net assets available for benefits
   at beginning of year                $ 12,423,274   $ 12,998,517
                                       -------------  -------------
Investment income:
  Dividends                                 975,863        762,349
  Interest on loans                          69,586         74,302
Unrealized appreciation (depreciation)
   in market value of investments:
  Common stocks                                 ---            ---
  Mutual funds                            2,529,284      2,898,968
Contributions:
  Participants                            1,096,003      1,264,177
  Company                                       ---            ---
  Other                                         ---            ---
  Rollovers                                  30,102         46,119
Transfers from Oklahoma Gas and
   Electric Company Employees' Stock
   Ownership Plan                               ---            ---
Realized gain (loss) on sale or
   distribution of investments              355,828        940,684
                                       -------------  -------------
     Total additions                      5,056,666      5,986,599
                                       -------------  -------------
Administrative expenses                      (6,339)        (3,487)
Distributions to participants              (312,134)      (336,951)
                                       -------------  -------------
     Total reductions                      (318,473)      (340,438)
                                       -------------  -------------
     Net additions (reductions)           4,738,193      5,646,161
                                       -------------  -------------
Transfer between funds, net               1,696,415       (243,410)
                                       -------------  -------------
Net assets available for benefits
   at end of year                      $ 18,857,882   $ 18,401,268
                                       =============  =============
    The accompanying notes are an integral part of this financial statement.

                                                OGE ENERGY CORP. EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
                                                -----------------------------------------------------------------------
                                                                                                                         Page 2 of 2
                                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       ---------------------------------------------------------

                                                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                 ------------------------------------

                                            PIMCO                                       Invesco
                                        Total Return       PBHG         Templeton        Total          Loan
                                       Administrative     Growth        Foreign I       Return          Fund           Total
                                       --------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at beginning of year                $     208,666   $    641,884   $    426,563   $    284,996   $  9,797,722   $238,869,984
                                       --------------  -------------  -------------  -------------  -------------  -------------
Investment income:
  Dividends                                   48,560            117         54,115         22,961            ---     16,659,217
  Interest on loans                              698          4,669          4,116          2,148            ---        922,890

Unrealized appreciation (depreciation)
   in market value of investments:
  Common stocks                                  ---            ---            ---            ---            ---      8,652,892
  Mutual funds                               (14,739)        46,870        (91,476)        16,243            ---      7,255,784

Contributions:
  Participants                                17,440        100,150         68,023         29,673            ---      9,235,384
  Company                                        ---            ---            ---            ---            ---      3,946,450
  Other                                          ---            ---            ---            ---            ---          5,001
  Rollovers                                   10,792         18,177          6,627            ---         25,706        522,674

Transfer from Oklahoma Gas and
   Electric Company Employees' Stock
   Ownership Plan                                ---            ---            ---            ---            ---     14,064,059

Realized gain (loss) on sale or
   distribution of investments                 3,464        (23,478)       (11,285)         7,476            ---      2,431,264
                                       --------------  -------------  -------------  -------------  -------------  -------------
     Total additions                          66,215        146,505         30,120         78,501         25,706     63,695,615
                                       --------------  -------------  -------------  -------------  -------------  -------------
Administrative expenses                          ---            ---            ---            ---            ---        (65,671)
Distributions to participants                 (7,019)        (2,293)          (330)          (110)      (302,446)    (9,227,357)
                                       --------------  -------------  -------------  -------------  -------------  -------------
     Total reductions                         (7,019)        (2,293)          (330)          (110)      (302,446)    (9,293,028)
                                       --------------  -------------  -------------  -------------  -------------  -------------

     Net additions (reductions)               59,196        144,212         29,790         78,391       (276,740)    54,402,587
                                       --------------  -------------  -------------  -------------  -------------  -------------
Transfer between funds, net                  346,221        216,615        138,305        111,941        555,524            ---
                                       --------------  -------------  -------------  -------------  -------------  -------------
Net assets available for benefits
   at end of year                      $     614,083   $  1,002,711   $    594,658   $    475,328   $ 10,076,506   $293,272,571
                                       ==============  =============  =============  =============  =============  =============

    The accompanying notes are an integral part of this financial statement.


                                OGE ENERGY CORP.
             EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
             ------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------


1. DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES:
   --------------------------------------------------------

The OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the Trust. The Plan adopted an amendment on October 1, 1997, effective the same day, that made minor modifications to the Plan's investment options. On September 17, 1997, the Plan adopted an amendment that made minor modifications to the Plan's eligibility effective January 1, 1998.

Effective July 31, 1998, Enogex Interstate Transmission L.L.C., a subsidiary of the Company, purchased substantially all of the assets of Ozark Pipeline, Inc. ("Ozark"). As a result of this acquisition, a trustee-to-trustee transfer of certain assets from the NGC Profit Sharing 401(k) Savings Plan to the Plan took place, in the form of rollovers, with respect to certain former employees of Ozark. The total amount of rollovers from this plan was $522,674. In addition, the Plan was amended to provide special eligibility and vesting rules for former employees of Ozark and its affiliates.

Effective October 1, 1998, the Oklahoma Gas and Electric Company Employee's Stock Ownership Plan was merged into the OGE Energy Corp. Employees' Retirement Savings Plan. The name of the surviving plan was changed to the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. In addition, the ninth amendment was adopted on July 15, 1998 and was effective November 1, 1998. The amendment implements a Dividend Pass-Through Program in which dividends allocable to shares of OGE Energy stock allocable to assets of the Employee Stock Ownership Plan will be paid in cash to these participants by the Trustee after the merger occurs.

Participation in the Plan is voluntary. Employees are eligible to become participants in the Plan after completing one year of service as defined in the Plan. Participants may contribute any whole percentage between 2% and 15% of their compensation. The first 6% of contributions are called "Regular Contributions," and any contributions over 6% of compensation are called "Supplementary Contributions." Participants may designate at their discretion all or any portion of their Regular and Supplementary Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code. Under Section 401(k) of the Internal Revenue Code, the portion of the participant's base salary that is contributed as a "Tax-Deferred Contribution" will not be subject to Federal income tax until such portion is withdrawn or distributed from the Plan. Participant contributions to the Plan are made monthly. Participants can direct that all of their contributions be invested in multiples of 1% in any one or all of the following twelve investment funds, each with a specific investment portfolio goal:

     OGE Energy Corp. Common Stock Fund - consists  primarily of  shares of  OGE
          Energy Corp's (the "Company") common stock contributed by the Company or purchased by the Trustee and shares of the Fidelity U.S. Government fund, which is used to hold the cash used to fund purchases and distributions. All shares of the Fidelity U.S. Government fund held by the plan and the dividends and interest receivable are included in the Company's Common Stock Fund.

     Fidelity Asset Manager - consists of approximately 40% stocks, 40% bonds and 20% short-term instruments.

     Fidelity Asset Manager: Growth - consists of approximately 65% stocks, 30% bonds and 5% short-term instruments.

     Fidelity Asset Manager: Income - consists of approximately 20% stocks, 30% bonds and 50% short-term instruments.

     Fidelity Managed Income Portfolio - consists of short-term and long-term investment contracts.

     Fidelity Contrafund - consists of common stocks from companies that the Fund's manager believes are undervalued or show potential for growth.

     Fidelity Growth & Income Portfolio - consists of foreign and domestic stocks and debt securities.

     Fidelity Blue Chip Growth Fund - consists of common stocks of well known, established growth companies.

     PIMCO  Total Return  Administrative - consists  mainly of  bonds, including
          U.S. Government, corporate, mortgage and foreign.

     PBHG Growth - consists of  common stocks of  small and  medium  sized  U.S.
          companies.

     Templeton Foreign I - consists mainly of stocks and debt securities of companies and governments of developed or developing countries outside the United States.

     Invesco Total Return - consists 30% of stocks, 30% of fixed and variable income securities, and the remaining 40% is allocated between stocks and bonds based on business, economic and market conditions.

The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at market value determined from quoted market prices when available or management's estimate of fair market value or at contract value for investments contracts (See Note 4). Realized gains/losses on sales or dispositions and appreciation/depreciation of plan assets included in the statements of changes in net assets available for plan benefits are based on the change in market value of the assets at the beginning of the plan year or at the time of purchase during the year.

The Company contributes to the Plan on a monthly basis on behalf of each participant an amount equal to 50% of the participant's Regular Contribution for participants with less than 20 years of Plan participation, as defined in the Plan, and an amount equal to 75% of the participant's Regular Contribution for participants with 20 or more years of participation in the Plan. No Company contributions are made with respect to the participant's Supplementary Contribution. The Company's contribution can be made either in cash or in shares of the Company's common stock. If the Company contributes cash, such cash is used to purchase common stock of the Company.

Participants' Regular and Supplementary Contributions are fully vested and non-forfeitable. Participants gradually vest in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants become 30% vested in their Company contribution account, vest an additional 10% upon the completion of the following year, and 20% for each subsequent year of participation in the Plan. In addition, participants fully vest when they are eligible for retirement under the Company Employees' Retirement Plan or in the event of death, permanent disability or attainments of age 65.

Forfeitures of the Company's contributions resulting from termination of the participant's interest in the Plan are used to reduce the Company's future contributions. During 1998, there were no material forfeitures that were used to reduce employer contributions. At December 31, 1997 and 1998, there were no material forfeited and unallocated assets. Forfeitures will be reinstated if the participant is re-employed by the Company and returns to the Plan within five years.

The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, dated January 12, 1996. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to participants' contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Internal Revenue Code and is dependent upon the method of distribution.

The Plan is administered by a committee appointed by the Board of Directors of the Company (the "Financial Programs Committee"). Certain expenses of administering the Plan are expected to be paid by the participants. Participants' accounts are charged five dollars annually for administrative expenses. In addition, participants exercising the loan option are charged five dollars for loan setup and fifteen dollars annually for maintenance. All other administrative expenses are paid by the Company.

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the interests of all participants will be fully vested, and the Financial Programs Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2. LOANS TO PARTICIPANTS:
   ----------------------

The maximum amount which a participant may borrow is the lesser of $50,000 or 50% of the participant's allocated vested share of the Plan assets. The loans are secured by a portion of the amounts remaining in the participant's account. The Plan allows participants on leave of absence to obtain loans from their account. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, when the loan is repaid, the interest on the loan is credited to the participant's account in the Plan.

The interest rate is equal to the "prime rate," as published in the WALL STREET JOURNAL on the first business day of the month, plus 1%. The range for interest rates was 7% to 10% during 1998.

If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.

         Loan activity for 1998 was as follows:

                  Balance at beginning of year            $ 9,797,722
                           New loans                        5,140,900
                           Repayment of Principal          (4,862,116)
                                                          ------------
                  Balance at end of year                  $10,076,506
                                                          ============

         Interest applicable to these loans during 1998 was $922,890.

3. AMOUNTS DUE TO TERMINATED EMPLOYEES:
   ------------------------------------

As of December 31, 1998 and 1997, there were no participants that had terminated and requested a distribution and had not received payment of the distribution.



                                       -5-

4. INVESTMENTS:
   ------------

Effective June 15, 1998, the outstanding shares of the Company's common stock were split on a two-for-one basis. The new shares were issued to shareowners of record on June 1, 1998. Share and per-share information has been restated to retroactively reflect the stock split. Investments of Company common stock in the OGE Energy Corp. Common Stock Fund at December 31, 1998 and 1997, of
$166,995,026  and  $130,651,227,  respectively,  are  carried  at  market  value
($29.000 per share and $27.34375 per share at December 31, 1998 and 1997, respectively) and are comprised of 5,758,449.173 and 4,778,102.000 shares, respectively. At December 31, 1998, the non-participant directed amount of Company common stock included in the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan totaled $75,168,261. In addition, at December 31,
1998,  the  participant  directed  amount  included  in  the  OGE  Energy  Corp.
Employees' Stock Ownership and Retirement Savings Plan totaled $218,104,310.

The Fidelity Managed Income Portfolio investment option is a common collective trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying statements of net assets available for benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the years ended December 31, 1998 and 1997 was 5.81% and 6.17%, respectively. The crediting interest rate at September 30, 1998 and 1997, the Portfolio's fiscal year-end, was 5.89% and 5.80%, respectively. The fair value of the fund approximates contract value at December 31, 1998.

5. HISTORICAL COST INFORMATION:
   ----------------------------

Disclosure  of  historical  cost   information   with  regard  to  certain  plan
investments  is required to be  presented  in the  schedules  of assets held for investment  purposes  and  reportable  transactions  (Schedules  I  and  II)  in accordance  with the Department of Labor Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974. Due to the
record-keeping  system  maintained by the trustee,  certain of this  information cannot be provided.



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

                                                                                                                Schedule I

                                                              OGE ENERGY CORP.
                                           EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
                                           ------------------------------------------------------

                                         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                         ----------------------------------------------------------

                                                           AS OF DECEMBER 31, 1998
                                                           -----------------------


(a)*      (b)   Issuer                   (c)   Description of Investment               (d)    Cost       (e)   Market Value
----      -------------------------      ----------------------------------------      ------------      ------------------
   *      OGE Energy Corp.               Common stock, $0.01 par value                      (f)          $     166,995,026

   *      Fidelity  Mgmt. Trust Co.      Asset Manager, mutual fund                         (f)                 11,401,764

   *      Fidelity  Mgmt. Trust Co.      Asset Manager: Growth, mutual fund                 (f)                 23,581,807

   *      Fidelity  Mgmt. Trust Co.      Asset Manager: Income, mutual fund                 (f)                  3,136,659

   *      Fidelity  Mgmt. Trust Co.      Managed Income Portoflio, mutual fund              (f)                 18,651,096

   *      Fidelity  Mgmt. Trust Co.      Contrafund, mutual fund                            (f)                 17,583,373

   *      Fidelity  Mgmt. Trust Co.      Growth and Income, mutual fund                     (f)                 18,857,882

   *      Fidelity  Mgmt. Trust Co.      Blue Chip Growth, mutual fund                      (f)                 18,401,268

          PIMCO                          Total Return Administrative, mutual fund           (f)                    614,083

          PBHG                           Growth, mutual fund                                (f)                  1,002,711

          Templeton                      Foreign I, mutual fund                             (f)                    594,658

          Invesco                        Total Return, mutual fund                          (f)                    475,328

                                         Participant Loans, interest rates from
                                         7% to 10%                                     $10,076,506              10,076,506
                                                                                       ------------      ------------------
          Total investments                                                                              $     291,372,161
                                                                                                         ==================

   *      Party in interest
   (f)    Historical cost information could not be obtained from the Plan's Trustee


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
                                                                                                                   Schedule II

                                                         OGE ENERGY CORP.
                                      EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
                                      ------------------------------------------------------

                                          ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          ----------------------------------------------

                                               FOR THE YEAR ENDED DECEMBER 31, 1998
                                               ------------------------------------

                                                                                                                  Expenses
                                                                                                                 Incurred in
       Identity of Party             Description of          Purchase          Selling            Lease        Connection with
       (a)      Involved             (b)      Asset         (c)  Price        (d) Price         (e) Rental     (f) Transaction
------------------------------    --------------------    --------------    --------------   --------------    ---------------
Purchases:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock            $  30,964,123     $         ---    $         ---     $          ---
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd           7,457,298               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd       20,252,309               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                        7,829,713               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                 8,365,518               ---              ---                ---
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                11,265,433               ---              ---                ---

Sales and Redemptions:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock                      ---        18,709,976              ---                ---
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd                 ---         5,768,954              ---                ---
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd              ---        21,094,336              ---                ---
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                              ---         6,898,906              ---                ---
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                       ---         4,816,021              ---                ---
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                       ---         9,702,333              ---                ---


                                                                            Current Value
                                                                             Of Asset on
       Identity of Party             Description of          Cost of         Transaction         Net Gain
       (a)      Involved             (b)      Asset         (g) Asset          (h) Date       (i) or (Loss)
------------------------------    --------------------    --------------    --------------    -------------
Purchases:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock            $  30,964,123     $  30,964,123     $        ---
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd           7,457,298         7,457,298              ---
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd       20,252,309        20,252,309              ---
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                        7,829,713         7,829,713              ---
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                 8,365,518         8,365,518              ---
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                11,265,433        11,265,433              ---

Sales and Redemptions:

  Fidelity Mgmt. Trust Co.        OGE Energy Corp.
    OGE Common Stock Fund         Common Stock                      (j)        18,709,976              (j)
  Fidelity Mgmt. Trust Co.        Asset Manager:
                                  Growth, mutual fd                 (j)         5,768,954              (j)
  Fidelity Mgmt. Trust Co.        Managed Income
                                  Portfolio, mutual fd              (j)        21,094,336              (j)
  Fidelity Mgmt. Trust Co.        Contrafund, mutual
                                  fund                              (j)         6,898,906              (j)
  Fidelity Mgmt. Trust Co.        Growth and Income,
                                  mutual fund                       (j)         4,816,021              (j)
  Fidelity Mgmt. Trust Co.        Blue Chip Growth,
                                  mutual fund                       (j)         9,702,333              (j)

 (j) Historical cost information, and therefore gain or loss information, could not be obtained from the Plan's Trustee

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
                                                                                                                  Schedule III

                                                         OGE ENERGY CORP.
                                      EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN
                                      ------------------------------------------------------

                                              ITEM 27b - SCHEDULE OF LOANS IN DEFAULT
                                              ---------------------------------------

                                                     AS OF DECEMBER 31, 1998
                                                     -----------------------


                                               Amount
                                          Received During        Unpaid
     Identity of      Original Amount      Reporting Year      Balance at                                         Amount Overdue
      Obligator           of Loan      Principal    Interest  End of Year    Detailed Description of Loan     Principal    Interest
--------------------  ---------------  ---------    --------  -----------  --------------------------------   ---------    --------
                                                                           Issued November 28, 1993 through
                                                                           July 17, 1998; interest rates
Various Participants      $215,400      $10,265       $621     $150,356    7% to 10%                          $137,937     $12,419


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

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                        Description
-----------               -----------------------------------------
1.01                      Consent of Independent Public Accountants

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